SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat to Submit Financial Statements for First Quarter 2005

with a Limited Review Report

Jakarta, 28 April 2005  PT Indosat Tbk (“Indosat”) submitted a letter to Bapepam and the Jakarta Stock Exchange to notify such parties of Indosat’s plan to submit its financial statements for the three-month period ended March 31, 2005 with a  limited review report from its independent auditor. The limited review is being performed in connection with Indosat’s financing program.

Pursuant to Jakarta Stock Exchange Rule No. I-E regarding the Obligation to Submit Information, a listed company on the Jakarta Stock Exchange may submit interim financial statements with a limited review report by the end of the second month following the end of the reporting period. Indosat intends to comply with this rules and will submit its financial statements for the three-month period ended March 31, 2005 with a limited review report prior to end of May 2005.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunications and multimedia, data communication and Internet (MIDI) services. During 2004, cellular, fixed telecommunications and MIDI and other services contributed 70.6%, 14.7%, and 14.7%  respectively to operating revenues. Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT)  and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:IIT)

For further information please contact:

Corporate Secretary

Tell: 62-21-3869614 & 3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward- looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward- looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : April 28, 2005

By  :

_______________________________

Name :   Ng Eng Ho

   Title   :   Deputy President Director